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                                  Exhibit 15


                     ISSUE, TRANSFER, and REDEMPTION MEMO
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           Return Pursuant to Rule 418(b) of Regulation C under the
                             Securities Act of 1933

                         PARAGON LIFE INSURANCE COMPANY

                       DESCRIPTION OF ISSUANCE, TRANSFER
                         AND REDEMPTION PROCEDURES FOR
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                   Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

                                      and

                       METHOD OF COMPUTING ADJUSTMENTS IN
                         PAYMENTS AND CASH VALUES UPON
                      CONVERSION TO FIXED BENEFIT POLICIES
                   Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

     This document sets forth the administrative procedures that will be followed by Paragon Life Insurance Company (the "Company") in connection with the issuance of Flexible Premium Variable Life Insurance Policies for use in the employer-sponsored marketing, the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policies. In circumstances where a Group Contract is issued, Individual Policies or Certifications setting forth or summarizing the rights and privileges of the Owners and/or Insured, will be issued under the Group Contract. Individual policies can also be issued in connection with employer-sponsored insurance programs in circumstances where a Group Contract is not issued. The terms of the Certificate and the Individual Policy, whether or not the Individual Policy is issued under a Group Contract, are substantially the same and are collectively referred to as "Policy" or "Policies". The document also explains the method that the Company will follow in making a cash adjustment when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e3(T) (b) (13) (v) (B).

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

     Exhibit A attached to this document illustrates the flow of transactions involved in this process.

     A.   Premium Payments and Underwriting

     Premiums for the Policies will not be the same for all owners of Policies ("Owners"). Payment of or payroll deduction authorization for the initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The Company requires that the initial premium for a Policy be at least equal to one-twelfth of the planned annual premium. Minimum first year planned annual premiums will be established.
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     Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. For the first Policy year, the amount of the planned premiums can be no less than the minimum annual premium. We establish a billed or planned premium for each Policy. Although not required, the typical payment of planned premiums is through payroll deduction by the sponsoring employer while the Owner is employed. While the employee is a part of the sponsoring employer relationship this is typically a monthly premium or annual premium divided by thirteen. Failure to pay planned premiums, however, will not itself cause the Policy to lapse.

     Once the employee is no longer eligible for group coverage (the group arrangement is terminated or the employee's relationship with the sponsoring employer ceases) the Policy will automatically continue on an individual basis. Each Certificate is amended to make it an Individual Policy. The planned premium billed quarterly, semiannually, or annually at the Owner's option. Premium payments need not be made on this scheduled basis, however. This procedure is only for Company billing.

     An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the following limitations. Every premium payment must be at lease $20. In no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws. The maximum premium limit for a Policy year is the largest amount of premium that can be paid in that Policy year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations referred to on section 7702 (c) of the Internal Revenue Code of 1986, as amended, or any successor provision. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law. The Company may require additional evidence of insurability if any premium payment would cause an increase in the Policy's death benefit exceeding the premium received.

     Net premiums will be priced based upon the share price as of the close of the day the premiums are received. We have two main methods of premium receipt for premium received via payroll deduction method. If the employee is no longer a part of the sponsoring employer or pays unscheduled premiums, these are received by cash (or check). The first is through a sponsoring employer for a lump-sum check attached to a list billing for each policyowner with the employer or via an automated medium to verify the amount. The Company does not reconcile receipts to billed amounts. We do verify that the amount received matches the supporting data indicating the amount paid per individual. For receipts received through a sponsoring employer, allocations among multiple policies for one employee Owner are made for the employee Owner based upon the following procedure. Premiums are applied as billed for the spouse Policy (where employee is ___________ but not the insured), and the balance of the amount received is allocated to the employee's Policy.
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     A Policy will remain in force so long as the cash surrender value is sufficient to pay the monthly deduction. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends upon on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle if pooling and distribution of mortality risks is based in the assumption that each insured incurs an insurance rate commensurate with his mortality risks which is actuarially determined based on such factors as attained age and rate class. Accordingly, while not all insured will be subject to the same cost of insurance rate, there will be a single "rate" for all insures in a given actuarial category.

     Current cost of insurance rates will be determined by the Company based upon expectations as to future mortality experience. The cost of insurance rates are guarenteed not to exceed rates based upon 125% of the Commissioners' 1980 Standard Ordinary Mortality Table C.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among insured but recognize that premiums may be based upon factors such as age, sex, health, and occupation.

     B.  Application and Initial Premium Processing

     Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. The process may involve such verification procedures as Medical Information Bureau and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

     The underwriting will be based upon the particular application received. The first time an employee is given the opportunity to purchase a Policy, the applicant may qualify for guaranteed issue if he/she is actively at work and has not missed 10 consecutive days or a total of 30 days of work within the past year. No medical or paramedical examination is required. The maximum face amount that an employee can generally apply for under the guaranteed issue procedure is three times the employee's salary up to a ceiling that is based in the number of eligible employees under a group arrangement.

     Where the face amount exceeds the guaranteed issue limits, where the Policy has been offered previously to the employee, or where the guaranteed issue requirements set for the in the application are not met, the employee must submit to a simplified underwriting procedure which requires the employee to respond satisfactorily to certain health questions must be answered if, in connection with the issuance of any spouse of children's rider, if the employee is not eligible for guaranteed issue underwriting, or, even when the employee is eligible, if the spouse or child does not satisfy the guaranteed issue requirements set forth in the application. However, regardless of which underwriting procedure is used, acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.
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I.   REDEMTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

     Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     A.  Surrenders and Partial Withdrawals

     At any time during the lifetime of the insured and while a Policy is in effect, the Owner may surrender or make a partial withdrawal under, the Policy by sending a written request to the Company. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. Amounts payable upon surrender of a partial withdrawal will ordinarily be paid within seven days of receipt of the written request.

     If the Policy is being surrendered, the Policy itself must be returned to the Company along with the request. If the Policy cannot be returned, a lost policy affidavit is required. Upon surrender, the Company will pay the cash surrender value (the cash value less any indebtedness or surrender charge). Surrender proceeds will be paid in a single sum. Coverage under a Policy will terminate as the date of surrender.

     After the first Policy year, an Owner may make up to one partial withdrawal each Policy month from the Separate Account. The total amount of a partial withdrawal request, net of any applicable surrender charges, must be at least $500 of the Policy's cash value if smaller. The minimum amount that can be withdrawn from any one division is $50, or the cash value in the division, if smaller. The maximum amount that may be withdrawn from a division is the Policy's cash value in that division. The total that may be obtained by partial withdrawal including the partial withdrawal transaction charge is the Loan Value. A transaction charge equal to the lesser of $25 or two percent of the amount withdrawn applies to each partial withdrawal.

     The Owner may allocate the amount withdrawn, subject to the above conditions, among the divisions of the Separate Account. If no allocation is specified, then the partial withdrawal will be allocated among the division of the Separate Account in the same proportion that the Policy's cash value in each Division bears to the total cash value of the Policy, less the cash value in the Loan Account, on the date the request for the partial withdrawal is received.

     Generally, any surrender charge imposed in connection with a partial withdrawal and any transaction charge will be allocated among the divisions of the Separate Account in the same proportion as the partial withdrawal is allocated. An Owner may request, however, that a surrender charge applicable to an amount withdrawn from a division be paid from the cash value in another division. No amount may be withdrawn that would result in there being insufficient cash value to meet any surrender charge that would be payable immediately following the withdrawal upon the surrender of the remaining cash value.
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     The death benefit will be affected by a partial withdrawal. If Option A is in effect and the death benefit equals the face amount, then a partial withdrawal will decrease the face amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from the change in face amount. If the death benefit is based on a percentage of the cash value, then a partial withdrawal will decrease the face amount by the amount by which the partial withdrawal plus the applicable surrender charge exceeds the difference between the death benefit and the face amount. If Option B is in effect, the face amount will not change.

     The face amount remaining in force after a partial withdrawal may not be less than $25,000 or the applicable minimum issue amount. Any request for a partial withdrawal that would reduce the face amount below this amount will not be implemented. Partial withdrawals will be applied first to reduce the initial face amount and the to each increase in face amount in order, starting with the first increase.

     If a Policy is surrendered, the surrender charge, of any, will be a percentage of premiums paid during the first Policy year up to the guideline annual premium for the Policy. The charge decreases evenly each year to zero (0) at the end of ten Policy years. Additional surrender charges will be deducted if the Policy is surrendered following one or more increases in face amount. The surrender charge applicable to each increase will be a percentage of the lesser of premiums associated with the increase which are received within 12 Policy months of the increase and the guideline annual premium for the increase. The surrender charge applicable to an increase in face amount decreases evenly each year to zero at the end of ten years from the effective date of the increase.

     A surrender charge also will apply to any decrease in face amount. The amount of the surrender charge assessed because of a decrease in face amount is a portion of the surrender charge that would be deducted upon surrender of lapse. The portion is based on the relationship between the decrease in face amount and face amount before the decrease.

     B.  Changes in Face Amount

     An Owner may increase or decrease the face amount of a Policy (without changing the death benefit option) once each Policy year after the first Policy anniversary. A written request is required for a change in the face amount. Any change is subject to the following conditions:

     1. Any decrease will become effective on the monthly anniversary on or next following receipt of the written request.

     2. The minimum decrease allowed is $5,000, and the face amount may not be decreased below $25,000. If, following the decrease in face amount, the Policy would not comply with maximum premium limitations required by Federal tax law, the decrease may be limited or cash value may be returned to the Owner, at his or her election, to the extent necessary to meet these requirements. Any decrease will reduce the face amount in the following order:

               a.  The face amount provided by the most recent increase:

               b.  The next most recent increases successively; and
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               c.  The initial face amount.

     1. For an increase in the face amount, the Company required that satisfactory evidence if insurability be submitted. If approved, the increase will become effective as of the monthly anniversary following receipt of satisfactory evidence of insurability. In addition, the insureds must have and attained age of not greater that 80 on the effective date of the increase. The increase may not be less than $5,000.

A.   Change in Death Benefit Option

     After the first Policy Anniversary, the Owner may request in writing to change the death benefit option. If the request is to change from Option A to Option B, the face amount will be decreased by the amount of the cash value. Evidence of insurability satisfactory to the Company will be required on a change from Option A to Option B. The change cannot be made if it would result in a face amount of less than $5,000. If the request is to change from Option B to Option A, the face amount will be increase by the amount to the cash value. The effective date of a change will be the monthly anniversary on or following the date the request for change is received by the Company. A change from Option A to Option B may result in the application of a surrender charge since the change would result in a decrease in face amount.

B.   Benefit Claims

     While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

     The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The amount of the death benefit will never be less than the current face amount of the Policy as long as the Policy remains in force. The proceeds will be reduced by any outstanding indebtedness. The proceeds will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month. The death benefit may exceed the face amount of the Policy depending on the death benefit option in effect, the cash value of the Policy, and the applicable percentage in effect at the date of death. Under Option A, the death benefit is the greater of the face amount to the cash value on the date of death multiplied by the applicable percentage. Under Death Benefit Option B, the death benefit is equal to the face amount plus the cash value in the date of death or, if greater, the applicable percentage (as per Option A) of the cash value on the date of death.

     If the insured is living on the maturity date (the date on which the insured reaches attained age 95), the Company will pay the greater of the face amount and the cash surrender value of the Policy on the maturity date.
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     Death benefit proceeds may be paid in a single sum, or under one of the settlement options described in the Policy. The election may be made by the Owner during the insured's lifetime, or, if no election is in effect at death, by the beneficiary. An option is available only if the proceeds to be applied are $5,000 or more. The settlement options are subject to the restrictions and limitation set forth in the Policy.

C.   Policy Loans

     After the first Policy anniversary, the Owner may, by written request to the company, borrow an amount up to the loan value of the Policy, with the Policy serving as sole security for such loan. The loan value is equal to 85% of the cash value of the Policy on the date the Policy loan is requested, reduced by the amount of any existing loans and interest payable on those loans, and any surrender charges. The minimum amount that may be borrowed is $100. Any amount due to an owner under a loan ordinarily will be paid within seven days after the Company received a loan request at its home office, although payments may be postponed under certain circumstances.

     When a loan is made, cash value equal to the amount of the loan will be transferred to the "Loan Account" (part of the Company's general assets) as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the divisions of the Separate Account in the same proportion that the Policy's cash value in each division bears to the total cash value, less the cash value in the Loan Account. Cash value transferred to the Loan Account will accrue interest daily at an annual rate of 5%. The interest rate charged will be 8%.

     A Policy loan may be repaid in while or in part at any time prior to the death of the insured and as long as a Policy is in effect. When a loan repayment is made, an amount securing the indebtedness in the Loan Account equal to the loan repayment will be transferred to the divisions of the Separate Account in the same proportion that cash value in the Land Account bears to the cash value in each Loan Subaccount. A Loan Subaccount exists for each Division of the Separate Account.

III. TRANSFERS

     The Separate Account currently has five divisions. Under the Company's current rules, a Policy's cash value, except amount credited to the Loan Account, may be transferred amount the divisions of the Separate Account. Requests for transfers from or among divisions of the Separate Account must be in writing and may be made once each Policy month. Transfers must be in amount at least $250 or, if smaller, the Policy's cash value in a division. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

     The Company currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may be at any time modify the transfer privilege, including the minimum amount transferable, and may in the future impose a charge of no more than $25 per transfer request.
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IV.  REFUNDS

     A.   Right to Examine Policy Period

     An Owner may cancel a Policy within the latest of 20 days after receiving it, 45 days after the application was signed, or 10 days of mailing a notice of the cancellation right. If a Policy is canceled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy.

     The Company will apply premiums to the divisions of the separate account as initially requested. Any refund of premiums due to the "free look" provisions would be paid from the separate account. Any insufficiencies in funds from the Separate Account will be paid from our general assets.

     To cancel the Policy, the Owner must mail or deliver the Policy directly to the Company. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.

     A request for an increase in face amount may also be canceled. The request for cancellation must be made within the latest of 20 days from the date the Owner received the new Policy specifications page from the increase, 45 days after the application for the increase was signed, or 10 days of mailing the right to cancellation notice.

     Upon cancellation of an increase, the Owner may request that the Company refund the amount of the additional shares deducted in connection with the increase. This will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made absent the increase.

     If no request is made, the Company will increase the Policy's cash value by the amount of these additional charges. This amount will be allocated among the divisions of the Separate Account in the same manner as it was deducted.

     B.   Suicide

     In the event the insured commits suicide, whether sane or insane, within two years of the issue date (or within the maximum period permitted by the laws of the state in which the policy was delivered, if less than two years), the amount payable will be limited to the return of premiums paid, less any indebtedness or partial withdrawals. In the event of suicide within two years of the effective date of any increase in face amount, the death benefit for that increase will be limited to the amount of the monthly deduction for the increase.

     C.   Incontestability Clause

     The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. An increase in the face amount or addition of a rider after the issue date is incontestable after such increase or addition has been in force for two years from its effective data during the lifetime of the insured. Any reinstatement of a Policy is incontestable, except for nonpayment of premiums, only after it has been in
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force during the lifetime of the insured for two years after the effective data of the reinstatement.

     D.   Misstatement of Age.

     If the age of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age.


V.   METHOD OF COMPUTING EXCHANGE ADJUSTMENTS PURSUANT TO PARAGRAPH (b) (13) (V)
     (B) of Rule 6e-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940.

     Once during the first 24 Policy months following the issue date of the Policy, the Owner may, upon written request, convert a Policy still in force to a life insurance policy that provides for benefits that do not vary with the investment return of the divisions of the Separate Account. No evidence of insurability will be required with this right is exercised. However, the Company will require that the Policy be in force and that the Owner repay any existing indebtedness. At the time of the conversion, the new Policy will have, at the Owner's option, either the same death benefit or the same net amount at risk as the original Policy. The new Policy will also have the same issue date and issue age as the original Policy. The premiums for the new Policy will be based on the company's rates in effect for the same issue age and rate class as the original Policy.

     In addition, once during the first 24 Policy months following the effective date of a requested increase in face amount (i.e., an increase that is not the result of a change in death benefit options), the Owner may, upon written request, convert the amount of the increase in face amount to a life insurance policy which also provides for fixed benefits. Premiums under the new contract will be based on the Company's rates in effect for the same issue age and rate class of the insured as were applied on the effective date of the increase in the face amount. The conditions and principles, described above, which are applicable to a conversion of the entire Policy, will be equally applicable to the conversion of an increase in face amount to a fixed-benefit policy.